VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

November 4, 2004

04046011

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

Shannon Ross
Corporate Secretary & CFO

Enclosure

United States Sec Filing
November 4, 2004

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Resources Ltd. Announces Geophysical Results and Diamond Drill Plans for Stephens Lake Nickel Property, Manitoba and The Closing of a Flow-Though Financing – dated October 12, 2004.
2. ValGold Announces Flow-Through Financing – dated October 15, 2004.

Correspondence with Securities Commissions

1. Form 51-102F3 Material Change Report – dated October 12, 2004.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

October 12, 2004

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

ValGold Resources Ltd. Announces Geophysical Results and Diamond Drill Plans for Stephens Lake Nickel Project, Manitoba and The Closing of a Flow-Through Financing

Stephens Lake Project, Manitoba

ValGold Resources Ltd. (VAL-TSX-V) ("ValGold") is pleased to report that BHP Billiton Diamonds Inc. ("BHP Billiton") has advised that a diamond drill program is planned for the Stephens Lake nickel property in Manitoba (the "Property"). The drill program is expected to commence in January 2005 and will test four large, airborne geophysical targets on the 170,482-hectare Property. Two additional targets will be drill tested on the adjacent Big Claim Property under option to BHP Billiton from ValGold.

The 75 kilometre long Stephens Lake Property, situated 100 kilometres east of Gillam Manitoba, and is held jointly by ValGold, Cream Minerals Ltd. (CMA TSX-V) and Sultan Minerals Inc. (SUL TSX-V). The Property is under option to BHP Billiton, whereby BHP Billiton has been granted options to acquire an initial 51% interest and ultimately a 70% interest in the Property (see News Releases of February 9, 2004 and April 19, 2004).

In March 2004, BHP Billiton flew a large airborne magnetics survey over the Property to identify ultramafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and were followed up with a VTEM helicopter electromagnetic survey to determine if the targets were possibly conductive nickel-sulphide mineralization.

The VTEM survey defined an extensive, stratigraphic package of linear coincident electromagnetic and magnetic features. As Ni-Cu-PGE mineralization is usually both magnetic and conductive, targets were selected along these trends where structural complexities and more intense geophysical responses were apparent.

The following table lists the principal targets identified by the VTEM survey and gives their significant characteristics.

Anomaly	Length (Metres)	Depth to Top (Metres)	Dip	Recommended Action
TROUT 1	850	200	South	Drill
SLEM 01	600	150	Vertical	Drill
SLEM 02	3,500	160	North	Drill
SLEM 03	400	140	North	Secondary Target
SLEM 04	1,700	200	North	Low Priority
SLEM 05	800	130	South	Secondary Target
SLEM 06	900	240	Vertical	Drill
BEM 001	2,000	233	60 north	Drill
BEM 002	2,500	205	Vertical	Drill
BEM 003	800	140	60 north	Low Priority
BEM 004	400	167	60 north	Low Priority

The Trout 1 target is an intriguing, isolated anomaly. The SLEM-01 to SLEM-05 targets are all linear, stratiform anomalies and the SLEM-06 is an isolated intrusive like magnetic-only anomaly emplaced along a dyke.

The BEM-001 to BEM-004 targets are linear stratiform anomalies located on ValGold's Big Claim Property (see News Releases of February 6, 2003 and May 11, 2004).

Drilling is expected to commence in mid January 2005 and will involve a minimum of 2,000 metres of diamond drilling. Startup of the program is dependant upon snow and ice conditions along a winter road that extends east from Gillam Manitoba.

Flow-Through Financing

ValGold is also pleased to announce that it has closed a non-brokered flow-through private placement. A total of 1,020,555 flow-through common shares were issued at a price of $0.36 per common share, for gross proceeds of $367,400.

There were be no bonuses, finder's fees or commissions in cash or securities paid by ValGold in connection with the private placement. The flow-through common shares issued pursuant to the private placement will have a hold period expiring February 8, 2005.

Proceeds from the private placement will be used to fund exploration programs on ValGold's property interests located in Ontario and British Columbia.

For further information on the Company's Canadian and Chinese projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

October 15, 2004

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD ANNOUNCES FLOW-THROUGH FINANCING

ValGold Resources Ltd. ("ValGold") announces that subject to regulatory approval, it has entered into discussions with accredited investors to carry out a non-brokered flow-through private placement of up to 1,670,000 common shares at a price of $0.36 per common share, for gross proceeds of up to $601,200.

There will be no bonuses, finder's fees or commissions in cash or securities paid by ValGold in connection with the private placement. The common shares issued pursuant to the private placement will have a hold period expiring four months from the date of closing.

Proceeds from the private placement will be used to fund exploration programs on ValGold's property interests located in Ontario and British Columbia.

For further information on the Company's Canadian and Chinese projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Form 51-102F3
Material Change Report

Item 1 **Name and Address of Company**

ValGold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

October 7, 2004.

Item 3. **News Release**

The press release was issued on October 12, 2004 via news wire services.

Item 4. **Summary of Material Change**

See attached press release.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance on Section 7.1(2) or (3) of NI 51-102**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Executive Officers**

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President & CEO
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Date of Report**

October 12, 2004.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

October 12, 2004

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

ValGold Resources Ltd. Announces Geophysical Results and Diamond Drill Plans for Stephens Lake Nickel Project, Manitoba and The Closing of a Flow-Through Financing

Stephens Lake Project, Manitoba

ValGold Resources Ltd. (VAL-TSX-V) ("ValGold") is pleased to report that BHP Billiton Diamonds Inc. ("BHP Billiton") has advised that a diamond drill program is planned for the Stephens Lake nickel property in Manitoba (the "Property"). The drill program is expected to commence in January 2005 and will test four large, airborne geophysical targets on the 170,482-hectare Property. Two additional targets will be drill tested on the adjacent Big Claim Property under option to BHP Billiton from ValGold.

The 75 kilometre long Stephens Lake Property, situated 100 kilometres east of Gillam Manitoba, and is held jointly by ValGold, Cream Minerals Ltd. (CMA TSX-V) and Sultan Minerals Inc. (SUL TSX-V). The Property is under option to BHP Billiton, whereby BHP Billiton has been granted options to acquire an initial 51% interest and ultimately a 70% interest in the Property (see News Releases of February 9, 2004 and April 19, 2004).

In March 2004, BHP Billiton flew a large airborne magnetics survey over the Property to identify ultra-mafic targets within a stratigraphic package believed to be an extension of the Thompson Nickel Belt. Several bodies of interest were defined during the aeromagnetic survey and were followed up with a VTEM helicopter electromagnetic survey to determine if the targets were possibly conductive nickel-sulphide mineralization.

The VTEM survey defined an extensive, stratigraphic package of linear coincident electromagnetic and magnetic features. As Ni-Cu-PGE mineralization is usually both magnetic and conductive, targets were selected along these trends where structural complexities and more intense geophysical responses were apparent.

The following table lists the principal targets identified by the VTEM survey and gives their significant characteristics.

Anomaly	Length (Metres)	Depth to Top (Metres)	Dip	Recommended Action
TROUT 1	850	200	South	Drill
SLEM 01	600	150	Vertical	Drill
SLEM 02	3,500	160	North	Drill
SLEM 03	400	140	North	Secondary Target
SLEM 04	1,700	200	North	Low Priority
SLEM 05	800	130	South	Secondary Target
SLEM 06	900	240	Vertical	Drill
BEM 001	2,000	233	60 north	Drill
BEM 002	2,500	205	Vertical	Drill
BEM 003	800	140	60 north	Low Priority
BEM 004	400	167	60 north	Low Priority

The Trout 1 target is an intriguing, isolated anomaly. The SLEM-01 to SLEM-05 targets are all linear, stratiform anomalies and the SLEM-06 is an isolated intrusive like magnetic-only anomaly emplaced along a dyke.

The BEM-001 to BEM-004 targets are linear stratiform anomalies located on ValGold's Big Claim Property (see News Releases of February 6, 2003 and May 11, 2004).

Drilling is expected to commence in mid January 2005 and will involve a minimum of 2,000 metres of diamond drilling. Startup of the program is dependant upon snow and ice conditions along a winter road that extends east from Gillam Manitoba.

Flow-Through Financing

ValGold is also pleased to announce that it has closed a non-brokered flow-through private placement. A total of 1,020,555 flow-through common shares were issued at a price of $0.36 per common share, for gross proceeds of $367,400.

There were be no bonuses, finder's fees or commissions in cash or securities paid by ValGold in connection with the private placement. The flow-through common shares issued pursuant to the private placement will have a hold period expiring February 8, 2005.

Proceeds from the private placement will be used to fund exploration programs on ValGold's property interests located in Ontario and British Columbia.

For further information on the Company's Canadian and Chinese projects, visit our website, www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.

For further information please contact:
Mark Feeney, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com